Covington & Burling LLP The New York Times Building 620 Eighth Avenue New York, NY 10018-1405 T +1 212 841 1000

October 14, 2016

Nicholas P. Panos, Esq.

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tobira Therapeutics, Inc.
Schedule TO-T
Filed October 3, 2016
File No. 005-87592

Dear Mr. Panos:

On behalf of Allergan plc (“Allergan”) and its wholly-owned subsidiaries Allergan Holdco US, Inc. (“Parent”) and Sapphire Acquisition Corp. (“Purchaser”, and together with Allergan and Parent, the “Allergan Parties”), set forth below are the responses of the Allergan Parties to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated October 5, 2016, concerning the Schedule TO-T (File No. 005-87592) (the “Schedule TO”) filed on October 3, 2016, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the Allergan Parties. Concurrently with our submission of this letter, we are filing an amendment to the Schedule TO setting forth the changes described herein (the “TO Amendment”).

We are delivering one courtesy copy of the TO Amendment and one courtesy copy of this letter to Mr. Panos of the SEC’s Division of Corporate Finance, Office of Mergers and Acquisitions. In addition, we are delivering to Mr. Panos one courtesy copy of the TO Amendment marked to show the changes made to the disclosure included in the Offer to Purchase originally filed with the SEC.

To facilitate the Staff’s review, we have included in this letter the headings and numbered comments in bold and have provided the Allergan Parties’ responses immediately following each of the numbered comments. Capitalized terms used but not defined in this letter have the meanings given to them in the Schedule TO.

Schedule TO-T

Cover Page | Amount of Filing Fee

1.	Please provide us with a brief legal analysis that explains whether or not the filing fee was calculated in accordance with Rule 0-11(d) and corresponding Rule 0-11(a)(4), or revise.

For purposes of the filing fee, we included in the transaction valuation an amount equal to the maximum potential cash payments associated with the contingent value rights (the “CVRs”). Upon review, it appears that we erred in this approach, resulting in an overpayment of the filing fee.

Rule 0-11(d) provides that the filing fee is calculated by multiplying the current fee rate by the aggregate of the cash or of the value of the securities or other property offered by the bidder. Rule 0-11(d) further provides that, where the bidder is offering other non-cash consideration for some or all of the securities to be acquired, whether or not in combination with a cash payment for the same securities, the value of the consideration to be offered for such securities shall be based upon the market value of the securities to be received by the bidder as established in accordance with Rule 0-11(a)(4). Rule 0-11(a)(4) provides that such market value is established by the average of the high and low prices in the consolidated reporting system (for exchange traded securities) as of a specified date within five business days prior to the date of filing.

The disclosure on the cover page of the Schedule TO has been revised pursuant to the TO Amendment to reflect the foregoing analysis and, accordingly, a lower filing fee. We will address the overpayment with the appropriate office of the SEC.

2.	The filing fee table does not reflect an offset permitted under Rule 0-11(a)(2) for a fee previously paid in connection with previously filed registration statement. Please provide us with a brief legal analysis that explains whether registration of offer of the CVR was required under Section 5 of the Securities Act of 1933.

Section 2 of the Securities Act of 1933 (the “Securities Act”) lists instruments that are deemed “securities” under the Securities Act. Contingent deferred payment rights, such as the CVRs described in the Offer to Purchase, are not one of such instruments. While the potential payment in the future associated with the CVRs is a feature of certain instruments listed as securities in Section 2 of the Securities Act, we do not believe that the CVRs are securities under the Securities Act, and treating the CVRs as securities would be inconsistent with the position consistently taken by the Staff in no-action letters whereby the Staff has stated that it would not recommend enforcement actions in connection with the issuance without registration of contingent deferred payment rights bearing the same essential characteristics as the CVRs.

For example, the Staff has consistently taken the position that it would not recommend enforcement action if, in connection with a proposed merger or tender offer, contingent deferred payment rights, having the same essential characteristics as the CVRs, were not registered under the Securities Act. The Staff has noted the following factors when granting such no-action relief (each factor of which is equally applicable to the CVRs):

(i) the rights are an integral part of the consideration to be received in the merger or tender offer and will be granted pro-rata;

(ii) the rights do not represent any ownership or equity interest and do not carry voting or dividend rights or bear a stated rate of interest;

(iii) the rights are non-transferable, except by operation of law or by will or intestacy;

(iv) the rights will not be evidenced by any form of certificate or instrument; and

(v) any amount ultimately paid to the selling stockholders does not depend on the operating results of the surviving company or any constituent company to the merger.

(See, e.g., Slater Development Corporation (April 7, 1988); Quanex Corporation (July 28, 1989); Genentech Clinical Partners (April 28, 1989); GID/TL, Inc. (March 21, 1989); First Boston, Inc. (December 2, 1988); Minnesota Mining and Manufacturing Company (October 13, 1988); Lorimar, Inc. (November 4, 1985); Marriott Residence Inn Limited Partnership (February 20, 2002) and Marriott Residence Inn Limited Partnership II (May 8, 2002).)

These criteria are well established and have been relied on in recent transactions involving contractual contingent payment rights that were not registered under the Securities Act, including contingent payment rights payable upon achievement of developmental, regulatory and commercial milestones. Several recent examples include:

•	Daiichi Sankyo Company, Ltd’s 2014 tender offer for all of the outstanding shares of Ambit Biosciences Corporation, in which Daiichi Sankyo agreed to pay, for each share of Ambit Biosciences, $15 plus one non-transferrable contingent value right to receive up to $4.50 per share upon the achievement of certain commercialization milestones related to the launch in the U.S. of products approved to treat certain conditions.

•	Cubist Pharmaceuticals, Inc.’s 2013 acquisition of Trius Therapeutics, in which Cubist agreed to pay, for each share of Trius Therapeutics, $13.50 plus one non-transferrable contingent value right to receive up to $2 per share upon the achievement of certain milestones. A holder of a contingent value right was entitled to a cash payment of $1 if net sales of certain products in 2016 were greater than $125 million plus an additional amount for each $1 million of net sales of certain products in 2016 that were in excess of $125 million, up to a maximum payment of $2 for each contingent value right then held by such holder.

•	Forest Laboratories, Inc.’s 2014 acquisition of Furiex Pharmaceuticals, Inc., in which Forest Laboratories agreed to pay, for each share of Furiex Pharmaceuticals, $95 plus one non-transferable contingent value right to receive up to an additional $30 per share, payable upon the achievement of certain regulatory milestones related to FDA approval of new drug applications.

•	Echo Pharma Acquisition Limited’s 2013 tender offer for all of the outstanding shares of Elan Corporation, plc, in which Echo Pharma Acquisition Limited agreed to pay, for each share of Elan Corporation, $13 plus one non-transferable contingent value right, which entitled the holder to receive up to an additional $2.50 per share, payable upon the achievement of certain regulatory and commercial milestones. The first contingent payment was payable upon FDA approval of certain additions to the label for Elan Corporation’s Tysabri product. The second and third contingent payments were payable if the worldwide net sales of Tysabri for certain periods were in excess of certain net sales thresholds.

•	Forest Laboratories, Inc.’s 2011 tender offer for all of the outstanding shares of Clinical Data, Inc., in which Forest Laboratories agreed to pay, for each share of Clinical Data, $30 plus a non-transferable contingent value right that entitled the holder thereof to up to $6 per right if the aggregate net sales of Viibryd and other products containing vilazadone hydrochloride exceeded certain net sales thresholds.

•	Endo Pharmaceuticals Holdings Inc.’s 2009 acquisition of Indevus Pharmaceuticals, Inc., in which the merger consideration included an upfront cash payment and a non-transferable contingent value right to receive up to an additional $3 per share for certain milestones relating to a given product, Nebido. The first contingent payment was payable upon FDA approval of the product, with the amount of payment depending on whether the product was subject to a “boxed warning” label. The full amount of this payment would be payable either upon FDA approval without the boxed warning label or, if the product was subject to a boxed warning label, upon achievement of a specified sales target for the product. The second contingent payment would become payable if an additional specified product were approved by the FDA within a given time period.

•	ViroPharma Inc.’s 2008 acquisition of Lev Pharmaceuticals, in which ViroPharma agreed to pay each Lev stockholder an upfront cash payment, a fraction of a share of ViroPharma common stock and a non-transferable contingent value right entitling the holder to receive up to two contingent payments in cash, payable upon the achievement of certain regulatory and commercial milestones. The first contingent payment was payable upon approval by the FDA of Lev’s Cinryze product and the second contingent payment was payable when Cinryze reached at least $600 million in cumulative net product sales within a specified time period.

In the current transaction, the CVRs give the current holders of Tobira Therapeutics, Inc. (“Tobira”) common stock the right to receive the following cash payments, if any, in each case without interest and less any applicable withholding taxes, with each payment conditioned upon the achievement of the applicable milestone as follows:

(i) $13.68 per CVR payable by Parent if, on or before December 31, 2028, the first human is enrolled in a qualifying Phase 3 trial of cenicriviroc (“CVC ”), which trial includes, as one of its primary outcome measures, an evaluation of improvement in fibrosis of at least one stage with no worsening of steatohepatitis (or a substantially similar measure with respect to such evaluation or a similar disease characteristic),

(ii) $4.53 per CVR payable by Parent if, on or before December 31, 2028, a new drug application is submitted to the United States Food and Drug Administration (the “FDA”), for approval of any pharmaceutical product or combination of co-administered products containing CVC as an active ingredient for the treatment of non-alcoholic steatohepatitis with fibrosis or fibrosis due to non-alcoholic steatohepatitis (“NASH”, and any such product, a “Product”),

(iii) $13.56 per CVR payable by Parent if there has been, on or before December 31, 2028, the first sale in the United States in an arm’s length transaction to a third party of a Product whose approved label includes an indication for the treatment of NASH following regulatory approval for marketing of such Product by the FDA (“First Commercial Sale”), and

(iv) $18.07 per CVR payable by Parent if, within any four (4) consecutive calendar quarters during the three (3) consecutive year period commencing with the first calendar quarter immediately following the date of the First Commercial Sale, there are worldwide net sales (gross amounts received for sales of the Product, less certain permitted deductions) of a Product exceeding $1 billion (the “Sales Milestone”).

The CVRs are an integral part of the consideration to be received by tendering stockholders in the Offer and will represent only the right to receive the contingent payments described above. Any amount ultimately paid to the holders of the CVRs will not depend upon the general operating results of Allergan and its subsidiaries, as entities. The CVRs will not represent any ownership interest in Allergan, Parent or Purchaser and will not have any voting, liquidation or dividend rights. The CVRs will not be evidenced by any certificate or other instrument and will not be assignable or transferable except upon death, pursuant to a court order, by operation of law, in connection with the dissolution, liquidation or termination of a business entity or, in the case of CVRs held in book entry, from a nominee to a beneficial owner or another nominee for the same beneficial owner. The CVRs will be of limited duration. The CVRs will not bear any stated interest rate.

As previously described, the CVRs described in the Offer to Purchase have the same five essential characteristics the Staff has identified in the no-action letters cited above and we believe were present in the transactions described above:

(i) the CVRs will be an integral part of the consideration to be received by the holders of tendered securities in the Offer;

(ii) the CVRs will not be transferable except upon death, pursuant to a court order, by operation of law, in connection with the dissolution, liquidation or termination of a business entity or, in the case of CVRs held in book entry, from a nominee to a beneficial owner or another nominee for the same beneficial owner;

(iii) the CVRs will not have voting or dividend rights in Allergan, Parent or Purchaser and will not bear a stated rate of interest;

(iv) the CVRs will not represent an equity or ownership interest in Allergan, Parent or Purchaser; and

(v) the amount ultimately paid to stockholders pursuant to the CVRs will not depend upon the general operating results of Allergan, Parent or Purchaser, but, in the case of the Sales Milestone, will only relate to the net sales, if any, of a Product.

On the basis of the foregoing, the Allergan Parties respectfully submit that the CVRs are not “securities” within the meaning of the Securities Act and, accordingly, registration of the CVRs under the Securities Act is not required.

Cover Page | General

3.	While we recognize Allergan plc and Allergan Holdco have executed the Schedule TO, the cover page of the filing only identifies them as the “Parent of Offeror.” General Instruction K.(1) of Schedule TO, codified at Rule 14d-100, defines the term Offeror consistent with Rule 14d-1(g)(2) to include persons on whose behalf the offer is being made. Please revise.

In accordance with the Staff’s comment, the disclosure on the cover page of the Schedule TO has been revised pursuant to the TO Amendment to provide that Allergan plc and Allergan Holdco US, Inc. are Offerors as defined in Rule 14d-1(g)(2).

Item 10. Financial Statements

4.	Given that the offer consideration does not consist solely of cash, please provide us with a brief legal analysis that explains the basis for the position that the financial condition of the bidders is immaterial to a shareholder’s decision whether or not to participate in the offer.

Item 10 of Schedule TO requires the disclosure of a bidder’s financial information, as specified in Item 1010(a) and (b) of Regulation M-A, only where such information is material. Given the facts and circumstances of the Offer, and in particular the terms of the Offer, we do not believe that the Allergan Parties’ financial statements are material to a decision of a Tobira stockholder to tender securities in the Offer, and accordingly such financial statements are not required to be reported in the Schedule TO.

Instruction 1 to Item 10 of Schedule TO specifies that “[f]inancial statements must be provided when the offeror’s financial condition is material to [a] security holder’s decision whether to sell, tender or hold the securities sought.” In the Regulation M-A adopting release (Release Nos. 33-7760, 34-42055; October 22, 1999) (the “Adopting Release”), the SEC noted several factors that should be considered in determining whether the financial statements of a bidder are material, including (i) whether the purpose of the tender offer is for control of the subject company and (ii) the ability of the bidder to pay for the securities sought in the tender offer. The Adopting Release further specified that “financial information can be material when a bidder seeks to acquire the entire equity interest of the target and the bidder’s ability to finance the transaction is uncertain.” Since Allergan has, and the Purchaser through Allergan will have, financial resources well in excess of the amounts required to pay the Closing Amount and to pay the amounts in respect of the CVRs if the milestones associated therewith are achieved, we respectfully contend that the Allergan Parties’ financial condition is not material to the decision of stockholders to tender their securities in the Offer and that the Allergan Parties’ ability to finance the transaction is not uncertain.

We respectfully submit that the Allergan Parties’ financial statements are not material to a stockholder’s decision to tender securities in the Offer for the following reasons:

•	as noted on pages 4, 12 and 28 of the Offer to Purchase, the consummation of the Offer is not subject to any financing condition;

•	none of the CVR milestones is tied to the financial condition, results or position of the Allergan Parties;

•	as noted on page 4 of the Offer to Purchase, Purchaser estimates that the total amount of funds required to purchase all outstanding Shares of Tobira pursuant to the Offer and to consummate the Merger is approximately $610.9 million, plus related expenses, and up to approximately an additional $1.101 billion in payments pursuant to the CVRs;

•	as of October 13, 2016, Allergan, a global Irish pharmaceutical company, had a market capitalization of over $91.28 billion and total assets of more than $100 billion, including cash, cash equivalents and short-term investments of more than $20 billion (following the completion of the sale of its generics business to Teva in August, 2016), which well exceeds the total maximum amount that may be payable with respect to the CVRs; and

•	the CVRs represent the only portion of the Offer Price as to which the receipt of cash will not occur at closing.

Considering the foregoing, we respectfully submit that the financial condition of the Allergan Parties is not material to a stockholder’s decision to tender its securities in the Offer.

Exhibit (a)(1)(A) – Offer to Purchase

Summary Term Sheet | Is it possible that no payments will be payable to holders of [CVRs]?

5.	Given the uncertainty of the total consideration to be paid to security holders, please provide us with a brief legal analysis that explains whether or not the offer complies with Item 4 of Schedule TO and corresponding Item 1004(a)(1)(ii) of Regulation M-A.

Item 1004(a) of Regulation M-A requires disclosure of the material terms of a transaction. Specifically, item (1)(ii) of Regulation M-A Item 1004(a) requires that such disclosure include the type and amount of consideration to be offered to security holders. As described below, the Offer to Purchase provides detailed information about the type and amount of consideration in several different sections of the Offer to Purchase.

The Closing Amount, as well as the existence of the CVRs and the amount paid pursuant to a CVR if a given milestone is reached, are disclosed on page 1 of the Offer to Purchase in the Summary Term Sheet section. The Closing Amount and the CVRs are described in further detail in the body of the Offer to Purchase. See, for example, the disclosure set forth under the heading “What is a CVR and how does it work?” in the Summary Term Sheet section on page 2 of the Offer to Purchase. See also the disclosure set forth in Section 11 (“The Merger Agreement; Other Agreements”) under the sub-heading “Conversion of Capital Stock at the Effective Time” on page 35 of the Offer to Purchase providing detailed information about the Closing Amount and the CVR offered to security holders. Moreover, the Offer to Purchase includes, in Section 11 under the sub-heading entitled “CVR Agreement” on page 51, the following information about the CVRs:

“The former holders of Shares and In the Money Options will be entitled to receive one CVR for each Share acquired by Purchaser in the Offer or converted into the right to receive the Merger Consideration (or, in the case of each In the Money Option, for each Share subject to such In the Money Option, whether or not vested). Each CVR represents the right to receive the following cash payments, if any, without interest thereon (except as expressly set forth in the CVR Agreement) and less any applicable withholding taxes, with each payment conditioned upon the achievement of the applicable milestone as follows:

•	Enrollment Milestone: Each CVR holder will be entitled to received $13.68 per CVR if, on or before December 31, 2028, the first human is enrolled in a qualifying Phase 3 trial of CVC, which trial includes, as one of its primary outcome measures, an evaluation of improvement in fibrosis of at least one stage with no worsening of steatohepatitis (or a substantially similar measure with respect to such evaluation or a similar disease characteristic).

•	Submission Milestone: Each CVR holder will be entitled to receive $4.53 per CVR if, on or before December 31, 2028, a new drug application is submitted to the FDA for approval of any Product.

•	First Commercial Sale Milestone: Each CVR holder will be entitled to receive $13.56 per CVR if there has been, on or before December 31, 2028, the First Commercial Sale.

•	Sales Milestone: Each CVR holder will be entitled to receive $18.07 per CVR if, within any four (4) consecutive calendar quarters during the three (3) consecutive year period commencing with the first calendar quarter immediately following the date of the First Commercial Sale, there are worldwide net sales (gross amounts received for sales of the Product, less certain permitted deductions) of a Product exceeding $1 billion.

The terms of the CVRs described above reflect the parties’ agreement over the sharing of potential economic upside benefits from future net revenues of CVC and do not necessarily reflect anticipated net sales of CVC. There can be no assurance that such levels of net sales will occur or that any or all of the payments in respect of the CVRs will be made.”

The disclosure reproduced above specifies the amount that may be payable and the objectively verifiable circumstances under which such amounts would be paid. For the reasons outlined above, the Allergan Parties believe that the disclosure in the Offer to Purchase covers the material terms of the consideration and satisfies the applicable requirements of Item 1004 of Regulation M-A.

Terms of the Offer, page 14

6.	We note the statement that any extension, waiver or amendment of the offer will be followed “as promptly as practicable” by public announcement if required. Please revise this reference to conform to the requirements of Rules 14d-3(b)(1) and 14d-4(d)(1).

We respectfully acknowledge the Staff’s comment. Accordingly, the applicable disclosure in the Offer to Purchase has been revised pursuant to the TO Amendment.

7.	We noticed the representation that the “Purchaser expressly reserves the right” to “terminate the Offer…” This right was not qualified by a reference to the conditions to which the offer is subject. A tender offer subject to termination at any time for any reason and in the absolute discretion of the bidders would be viewed as illusory and in contravention of Section 14(e). Please revise to remove the implication that the tender offer may be terminated on grounds other than those identified under Section 15. Conditions of the Offer.

The disclosure referenced by the Staff relates to the contractual rights as between Purchaser, Parent and Tobira. The disclosure was not meant to imply that the Offer could be terminated other than for a failure of the conditions identified under Section 15 (“Conditions of the Offer”). The conditions to the Offer identified under Section 15 are objectively determinable and do not reflect any circumstances in which the Allergan Parties have the possibility, solely through their action or inaction, to trigger the offer conditions or the termination of the Offer. Accordingly, we respectfully submit that the Offer is not subject to termination at any time for any reason and in the absolute discretion of the Allergan Parties, such that the Offer is not “illusory” and does not contravene Section 14(e).

In light of the Staff’s comment, the Offer to Purchase has been revised pursuant to the TO Amendment to clarify the following language to read, in each case in the Offer to Purchase where it appears, as follows: “Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition, ~~and~~ (iii) make any other changes in the terms and conditions of the Offer that are not inconsistent with the Merger Agreement and (iv) terminate the Offer if the conditions to the Offer are not satisfied and the Merger Agreement is terminated.”

Acceptance for Payment and Payment for Shares, page 15

8.	Please revise to indicate how the bidders are complying with the prompt payment requirement in Rule 14e-1(c) with respect to the issuance of the CVR.

Rule 14e-1(c) requires that the consideration offered in a tender offer be paid promptly after termination of the offer and acceptance of shares. We believe that the Offer satisfies the prompt payment rule set forth in Rule 14e-1(c). The consideration offered in the Offer consists of two components—cash and a contractual right embodied by the CVR—both of which will be received by a tendering holder promptly following acceptance of the shares in the Offer. The component of “consideration” represented by the CVRs will be paid in compliance with the prompt payment rule, because the CVRs are not a deferred cash payment to Tobira stockholders, but rather the contractual right to receive cash payments if and only if certain milestones are reached, in accordance with the terms of the CVR Agreement.

The CVR Agreement to be entered into at or prior to the closing of the Offer by Parent and a trustee mutually agreeable to Parent and Tobira as rights agent will provide that the persons entitled to CVR payments are beneficiaries of the CVR Agreement, and the CVRs will be enforceable under Delaware law by each holder thereof as of the closing of the Offer. Under Delaware law, “a third party beneficiary may recover on a contract made for that third party’s benefit… [t]he creation of third party beneficiary rights requires that the contract confer an intended benefit on the third party, and the conferral of such benefit must be a material part of the contract’s purpose”. Global Energy Finance LLC v. Peabody Energy Corp., C.A. No. 08C- 10-129 RRC, 2010 WL 4056164, at *24-25 (Del. Super. October 14, 2010); see also Insituform of North America, Inc. v. Chandler, 534 A.2d 257, 268-70 (Del. Ch. 1987); Amirsaleh v. Board of Trade of City of N.Y., Inc., C.A. No. 2822-CC, 2008 WL 4182998, at *4-5 (Del. Ch. September 11, 2008). The CVR Agreement meets the standard described in the above cases.

The Staff has consistently granted no-action relief or has not objected to the payment of consideration in a tender offer that included the contractual right to receive an additional payment at a future point in time upon the occurrence of a specified event. For example, in Boston Scientific’s 2005 tender offer to acquire all outstanding shares of common stock of Rubicon Medical Corporation, Boston Scientific agreed to pay an “Additional Payment” to tendering shareholders if certain milestones related to FDA approval of a medical device were achieved, with no further action required on the part of the holders. In response to a similar SEC comment, Boston Scientific wrote in its May 17, 2005 response letter that “the component of consideration represented by the Additional Payments will in fact be paid in compliance with the prompt payment rule, because the consideration is not the cash itself that might be paid in the future, but instead the right to receive the Additional Payments in cash if and only if certain milestones are achieved. Tendering shareholders will obtain the right to receive the Additional Payments precisely at the same time as the cash component of the consideration is paid to the stockholder in compliance with Rule 14e–1(c).” Boston Scientific subsequently accepted for payment, and paid for, shares of Rubicon in the tender offer, and the consideration paid included the contractual right to receive the Additional Payments in the event the milestones related to FDA approval are achieved. The CVRs that are a component of the consideration in the Offer are substantially similar to the Additional Payments offered by Boston Scientific in its tender offer for Rubicon Medical Corporation. Like the right to receive Additional Payments, the CVRs are the right to receive cash if and only if certain developmental, regulatory or commercial milestones related to CVC or a Product occur, with no further action required on the part of the holders. The CVRs will be obtained by tendering stockholders at the same time as the cash component of the consideration is paid to tendering stockholders. Accordingly, we share the view expressed by Boston Scientific in its response to the Staff that the receipt by a tendering holder of securities, upon acceptance of his or her securities in the offer, of a contractual right to a contingent future payment is in compliance with Rule 14e–1(c).

We also believe that the payment of the CVRs in the Offer is consistent with the policy objectives of Rule 14e–1(c). Rule 14e–1(c) was adopted to “protect investors by ensuring that deposited securities are not tied up for an unreasonable length of time.” Release 34–16384 (November 29, 1979). As noted in the final rulemaking release adopting Rule 14e–1(c), “a memorandum from the Division of Corporation Finance which was submitted to the Senate Committee considering the Williams Act amendment pursuant to the request . . . for examples of how the Commission proposed to implement the grant of rulemaking authority under Section 14(e) identified one area to be addressed by the rulemaking authority as the situation in which . . . [t]he person who makes a tender offer may fail (a) to pay for securities purchased, or (b) to return to their owner’s [sic] securities not purchased promptly upon the termination of the tender offer in accordance with the practices of the financial community for settlement of transactions, usually within five days.” Id. at n. 36. Securities tendered by Tobira stockholders will not be “tied up”, as Purchaser will promptly pay tendering Tobira stockholders consideration that includes the immediately enforceable CVRs.

We do not believe that the payment in the Offer of consideration that includes CVRs raises the concerns that Rule 14e–1(c) was designed to address. Furthermore, the CVRs are fully described in the Offer to Purchase, and as such do not constitute a fraudulent, deceptive or manipulative act or practice.

For the reasons stated above, we respectfully submit that because the Tobira stockholders will be entitled to the contractual right to receive cash payments under the CVR Agreement upon acceptance by Purchaser of their shares in the Offer, the Offer satisfies the prompt payment rule set forth in Rule 14e–1(c).

Withdrawal Rights, page 19

9.	We noticed the representation that “all questions as to the form and validity [ ] of any notice of withdrawal and our determination will be final and binding.” Please revise to expressly indicate that security holders may challenge the bidders’ determinations in a court of competent jurisdiction.

We respectfully acknowledge this comment provided by the Staff. Accordingly, the relevant disclosure in the Offer to Purchase has been revised pursuant to the TO Amendment.

Conditions of the Offer, page 55

10.	Refer to the statement that indicates “[t]he foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to [ ] terminate [ ] the Offer…” Please reconcile this representation with Section 14(e).

We respectfully acknowledge this comment provided by the Staff. The disclosure referenced by the Staff was intended to refer to the types of actions described in the first sentence of the second paragraph following the referenced disclosure. In light of the Staff’s comment, the Offer to Purchase has been revised pursuant to the TO Amendment to delete the referenced disclosure. In addition, the Offer to Purchase has been revised pursuant to the TO Amendment as described in response to Comment 7 above.

11.	We note disclosure that the conditions may be asserted or waived at any time and the failure by Parent or Purchaser to exercise any of the conditions shall not be deemed a waiver of any such right. To the extent an offer condition is triggered, and such conditions is not asserted to terminate the offer or not waived, the decision to proceed with the offer is interpreted by us as a waiver of such condition. Please revise to clarify that all conditions to the offer, other than those conditions dependent upon the receipt of government approvals necessary to consummate the offer, must be satisfied or waived at or prior to the expiration of the offer.

We respectfully acknowledge this comment that all conditions to the Offer (other than those conditions dependent upon the receipt of government approvals necessary to consummate the Offer) must be satisfied or waived at or prior to the expiration of the Offer. Accordingly, the relevant disclosure in the Offer to Purchase has been revised pursuant to the TO Amendment.

12.	The disclosure that indicates the offer conditions may be deemed an ongoing right which may be asserted at any time from time to time implies that offer conditions may be asserted following the expiration date of the offer. Notwithstanding the earlier reference to “11:59 P.M. on the Expiration Date,” please revise to make clear that all offer conditions, other than those dependent upon the receipt of government approvals, must be satisfied or waived by the time the tender offer expires.

We respectfully acknowledge this comment that all conditions to the Offer (other than those conditions dependent upon the receipt of government approvals necessary to consummate the Offer) must be satisfied or waived at or prior to the expiration of the Offer. Accordingly, the relevant disclosure in the Offer to Purchase has been revised pursuant to the TO Amendment.

13.	To the extent that offer conditions may be triggered through actions or inactions by the bidder and ultimately serve as the basis for termination of the tender offer, the tender offer would be viewed as illusory and in contravention of Section 14(e). Please revise to remove the implication that the tender offer may be terminated at the convenience of the bidders by means or circumstances under their control, or advise.

The Allergan Parties confirm to the Staff their understanding that the conditions to the Offer should be objectively determinable and not within the exclusive control of the Allergan Parties so as to avoid any implication that the Offer be considered impermissibly illusory or in contravention of the Exchange Act. We respectfully submit that the conditions to the Offer set forth in Section 15 (“Conditions of the Offer”) are objectively determinable and do not reflect any circumstances in which the Allergan Parties have the possibility, solely through their action or inaction, to trigger the offer conditions or the termination of the Offer.

The Merger Agreement, negotiated at arm’s length, generally provides that the parties will use their respective reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Offer and the Merger and make effective the other Transactions, with an exception that Parent and its affiliates are not required to (i) offer to sell, license, divest or dispose of or hold separate any of its or Tobira’s assets, entities, products or intellectual property in order to obtain antitrust approval or (ii) litigate any action brought by any governmental body seeking to restrain, prohibit or place conditions on the consummation of the Transactions (see Section 11(“The Merger Agreement; Other Agreements”) under the sub-heading “Reasonable Best Efforts” on pages 41-42 of the Offer to Purchase; Section 11 (“The Merger Agreement; Other Agreements”) under the sub-heading “Antitrust Laws” on page 42 of the Offer to Purchase). This covenant represents contractual obligations of Parent, fully enforceable by Tobira. If Parent were to breach this covenant, such “inaction” would be the basis for a claim, as to which Tobira would be entitled to an award of specific performance to cause Parent to comply (see Section 11(“The Merger Agreement; Other Agreements”) under the sub-heading “Specific Performance” on page 50 of the Offer to Purchase).

Because these contractual obligations of the Allergan Parties, and Tobira’s right to seek a specific performance remedy, are fully described in the Offer to Purchase, we respectfully submit that there is no implication that the Offer could be considered illusory. Furthermore, any decision by the FTC, DOJ or other governmental body to seek any enforcement action or to require any remedial measures in connection with the Transactions is within the discretion of each such agency, and not a matter that the Allergan Parties can trigger at their convenience. We therefore respectfully submit that the conditions to the Offer, including the antitrust condition, do not make the Offer terminable at the convenience of the Allergan Parties by means or circumstances under their control.

In light of the Staff’s comment, and to avoid any confusion, the Offer to Purchase has been revised pursuant to the TO Amendment to delete the parenthetical “(including any action or inaction by Parent or Purchaser)” on page 57 in Section 15 – “Conditions of the Offer” of the Offer to Purchase.

Miscellaneous, page 61

14.	The disclosure states that “the offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with” the laws of such jurisdiction. If the bidders are attempting to rely on Rule 14d-10(b)(2), please note that Rule 14d-10(b)(2) is restricted by interpretation to U.S. state law. While Rules 14d-4 and 14d-10 do not affirmatively govern the dissemination of tender offers into jurisdictions, Rule 14d-10(a)(1) makes clear that the tender offer must be held open to all members of the subject class of equity being sought. Please revise consistent with Rule 14d-10(a)(1), or advise. For guidance, refer to Exchange Act Release No. 34-58597, Section II.G.1 (September 19, 2008).

We respectfully acknowledge this comment provided by the Staff. Accordingly, the relevant disclosure in the Offer to Purchase has been revised pursuant to the TO Amendment .

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Should the Staff have any additional questions or comments regarding the foregoing, or the Staff requires additional information, please do not hesitate to call me at (212) 841-1000. Written correspondence to Allergan may be directed to my attention at 620 Eighth Avenue, New York, NY 10018. Thank you for your assistance.

Very truly yours,

/s/ Andrew Ment

Andrew Ment

Covington & Burling LLP